December 7, 2012

James E. O’Connor
Attorney/Advisor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Stone Ridge Trust (File Nos. 333-184477 and 811-22761)

Dear Mr. O’Connor:

           Thank you for your attention to this matter.  We are in receipt of the staff’s comment letter (“Comment Letter”) regarding the initial registration statement on Form N-1A (“Registration Statement”) of Stone Ridge Trust (the “Trust”), filed with the Commission on October 17, 2012, which includes two series: Stone Ridge Reinsurance Risk Premium Fund (“Reinsurance Fund”) and Stone Ridge High Yield Reinsurance Risk Premium Fund (“High Yield Fund” and together with the Reinsurance Fund, the “Funds”).  Pre-Effective Amendments No. 1 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Funds.

Thank you for your Comment Letter.  As we discussed, and as indicated below, these comments have been addressed in this Pre-Effective Amendment No. 1.  We are aware that the Commission staff (the “staff”) prefers to establish a formal record of correspondence with registrants.  Accordingly, please find the Funds’ formal responses to your comments below.

For your convenience, we have repeated below each comment in the Comment Letter, followed by the response thereto. Capitalized terms have the same meaning as in the Registration Statement, unless otherwise indicated.  Underlined disclosure reflects new changes and disclosure with strike through reflect deletions.

PROSPECTUS

Stone Ridge Reinsurance Risk Premium Fund

Investment Objective, S-1

1.	Please explain to us how the Fund’s significant investments in event-linked bonds are consistent with an investment objective of “capital appreciation.” Otherwise revise the disclosure.

Response:  In response to the staff’s comment, the Fund has revised the disclosure as follows:

The Stone Ridge Reinsurance Risk Premium Fund’s (the “Fund”) investment objective is to seek a high level of total return consisting of income and ~~long-term~~ capital appreciation.

Annual Fund Operating Expenses, page S-1

2.	Please identify specifically all of the expenses excluded from the reimbursement agreement.

Response:  In response to the staff’s comment, the Fund has revised the disclosure as it appears in footnote 2 as follows:

~~[The investment adviser has agreed to reimburse the Fund’s expenses to the extent that Total Annual Fund Operating Expenses exceed [X]% for Class I shares, [X]% for Class [M] shares and [X]% for Class [N] shares. This expense reimbursement will continue through [February 1, 2014]. Any amendment to or a termination of this reimbursement would require written approval of the Board of Trustees. The expense reimbursement relates to ordinary operating expenses only and does not include expenses such as: brokerage commissions, acquired fund fees and expenses, interest expense, taxes or litigation expenses. Amounts reimbursed may be recouped by the investment adviser up to [three years] after the end of the fiscal year in which the expenses were reimbursed.]~~ Through [February 1, 2014], the Adviser has agreed to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund or a Class thereof (excluding taxes, brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund's business) solely to the extent necessary to limit the Total Annual Fund Operating Expenses to 2.00% for Class I shares, 2.15% for Class M shares and 2.25% for Class N shares.  The Adviser shall be permitted to recover expenses attributable to the Fund or a Class thereof that the Adviser has borne in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the expense limitation agreement, the Fund is not obligated to reimburse such expenses beyond three years from the end of the fiscal year in which the Adviser waived a fee or reimbursed an expense. Any such recovery by the Adviser will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement.

3.
If the Board has any expectation that it may terminate (or allow the adviser to terminate) the contract within the first year after the effective date of the registration statement, please delete the captions in the table relating to expense reimbursements.  See Instruction 3(e) to Item 3 of Form N-1A.

Response: The expense limitations are contractual obligations for at least one year following the effectiveness of the Registration Statement. Accordingly, no change will be made in response to this comment.

4.	Please add that no recoupment will be paid to the Adviser if the Fund’s current total annual operating expenses exceed the expense limit in effect at the time the expenses were reimbursed

Response:  In response to the staff’s comment, the Fund has revised footnote 2 to the fee table as follows:

~~[The investment adviser has agreed to reimburse the Fund’s expenses to the extent that Total Annual Fund Operating Expenses exceed [X]% for Class I shares, [X]% for Class [M] shares and [X]% for Class [N] shares. This expense reimbursement will continue through [February 1, 2014]. Any amendment to or a termination of this reimbursement would require written approval of the Board of Trustees. The expense reimbursement relates to ordinary operating expenses only and does not include expenses such as: brokerage commissions, acquired fund fees and expenses, interest expense, taxes or litigation expenses. Amounts reimbursed may be recouped by the investment adviser up to [three years] after the end of the fiscal year in which the expenses were reimbursed.]~~ Through [February 1, 2014], the Adviser has agreed to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund or a Class thereof (excluding taxes, brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund's business) solely to the extent necessary to limit the Total Annual Fund Operating Expenses to 2.00% for Class I shares, 2.15% for Class M shares and 2.25% for Class N shares.  The Adviser shall be permitted to recover expenses attributable to the Fund or a Class thereof that the Adviser has borne in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the expense limitation agreement, the Fund is not obligated to reimburse such expenses beyond three years from the end of the fiscal year in which the Adviser waived a fee or reimbursed an expense. Any such recovery by the Adviser will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement.

Example, page S-1

5.	Please delete the “5 years” column from the example. It is neither permitted nor required by Item 3. See General Instruction C.3.(b) to Form N-lA and Instruction 6(b) to Item 3 of Form N-1A.

Response: The requested change has been made.

Principal Investment Strategies, page S-1

6.	Please disclose that the most common kind of “event-linked” bonds are known as “catastrophe” or “CAT” bonds.

Response:  In response to the staff’s comment, the Fund has revised the disclosure and added the following new disclosure as set forth below:

The most common type of event-linked bonds are known as “catastrophe” or “CAT” bonds.

7.	Please explain the meaning of the phrase “on average and in the long run.” Disclose the number of years meant by “the long run”?

Response:  In response to the staff’s comment, the Fund has revised this first paragraph under the heading “Principal Investment Strategies” as follows:

Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) believes that investment in reinsurance-related securities should involve a long-term view and systematic focus on sources of expected return, not on security selection or market timing.  In constructing an investment portfolio, the Adviser identifies a universe of eligible securities with precisely-defined risk and return characteristics.  It then seeks to obtain a meaningful subset of that universe while efficiently managing the portfolio and keeping trading costs low.  Because the risks in reinsurance-related securities – largely related to natural disasters such as earthquakes and hurricanes – are not similar to the risks investors bear in traditional equities and fixed income markets, the Adviser believes that investment in reinsurance-related securities may provide benefits when added to traditional portfolios. As such, the Adviser does not intend to buy or sell securities for the portfolio based on prospects for the economy or based on movements of traditional equities and fixed income securities markets.

8.
The disclosure states that “[s]uch risks are generally uncorrelated from traditional risk assets and present meaningful opportunities for investors.”  Please define the term, “traditional risk assets,” and use a subjunctive form of “present meaningful opportunities for investors” to indicate that this is the Adviser’s opinion.

Response:  In response to the staff’s comment, the Fund has revised this first paragraph under the heading “Principal Investment Strategies” as set forth in response to comment 7 above.

9.
The disclosure states that the Adviser “will manage the Fund to accumulate a broad range of event-linked risk exposures with defined expected loss....”  Please define, in plain English, the term, “defined expected loss.”  What level of expected loss is acceptable to the Adviser for the Fund?

Response: In response to the staff’s comment, the Fund has revised this first paragraph under the heading “Principal Investment Strategies” as set forth in response to comment 7 above.

10.
Please revise the disclosure to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in reinsurance-related securities.” See Rule 35d-1(d)(2).

Response:  In response to the staff’s comment, the Fund has revised the disclosure as set forth below:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in reinsurance-related securities.

11.
Please identify specifically all of the kinds of securities that are included in the term, “reinsurance-related securities.”  Please also disclose the anticipated allocation among the kinds of reinsurance-related securities in which the Fund intends [to invest].

Response:  Supplementally, the Fund notes that all of categories of securities that the Fund currently intends to invest have been identified in the current disclosure.  In addition, the Fund has no intention to allocate a specified percentage to each asset category and reserve the flexibility over time to invest in different amounts across the categories in seeking its investment objective.  In response to the staff’s comment, the Fund has revised the disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Reinsurance-related securities generally include: (1) event-linked bonds, event-linked swaps, industry-loss warrants (“ILWs”) and quota shares and (2) equity securities and the derivatives of equity securities of companies in the reinsurance industry.  The Adviser has broad discretion to allocate the Fund’s assets among these investment categories.

12.
If the Fund’s investments in derivatives will be included in determining satisfaction of the 80% test, please confirm that they will be included based on their market value, rather than their notional value.  Please also identify specifically all of the derivatives in which the Fund intends to invest.  See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“disclosure concerning the principal risks of the fund should . . . be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”).

Response:  The Fund confirms that to the extent derivative instruments are used and “counted” towards satisfaction of the 80% test, the value of such derivative instruments will based on their market value, rather than their notional value.  The requested change has been made.

Supplementally, the Fund notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  The Fund notes that its disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Fund’s investments particularly in regards to its investments in reinsurance-related securities.  The disclosure in this regard has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to help the Fund achieve its objective and the expected impact of the investment in these derivatives on performance.  In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives in its investment strategy.  The disclosure describes with particularity the anticipated use of certain derivative instruments tied to the reinsurance-related securities.

13.	Please define the term “reinsurance industry” as it is used for purposes of the 80% test?

Response:  In response to the staff’s comment, the Fund has added the following new disclosure;

The Fund will pursue its investment objective by investing primarily in the reinsurance-related industry.  Reinsurance occurs when insurance or reinsurance companies share risk by purchasing insurance policies from other insurers or reinsurers to limit the total loss the original insurer or reinsurer would experience in case of disaster. Reinsurance involves the practice of insurers or reinsurers transferring portions of risk portfolios to other parties by agreement in order to reduce the likelihood of having to pay a large obligation resulting from an insurance claim. The intent of reinsurance is for an insurance or reinsurance company to reduce the risks associated with underwritten policies by spreading risks across alternative institutions.  The party that diversifies its insurance portfolio is known as the ceding party. The party that accepts a portion of the potential obligation in exchange for a share of the insurance premium is known as the reinsurer.

14.	The disclosure, on page S-1, states that “[a]s of the date of this prospectus the median yield of event-linked bonds is approximately [X]%.” Please inform us as to the source of this data point.

Response:  Supplementally, the Fund notes to the staff that the yields of event-linked bonds are based on yields provided in the bonds’ respective offering circulars.  The median yield at any time refers to the median yield of the event-linked bonds outstanding at that time.  The sources of the data are the respective offering circulars.

15.	Please disclose, where appropriate, the “current yield spectrum” of reinsurance-related securities. Please explain to us briefly how the “[t]he median yield will change due to market circumstance.”

Response:  Supplementally, the Fund notes that the median yield may change as bonds mature or leave the universe due to default, and as new bonds are issued.  This is because the number of bonds and distribution of yields will change as the bonds in the bond universe change (again, due to maturity, default, or new issuance).  In addition, the yields on the bonds in the universe will change over time depending upon the underlying risks that are being reinsured.  If the universe of bonds include a greater number of trigger events with a higher probability of occurring as stated in the offering circulars of the underlying securities, then such bonds will generally be higher yielding, reflecting the greater likelihood of a triggering event occurring.  Conversely if the universe of bonds include those with trigger events that are less likely to occur, as stated in the offering circulars of the underlying securities, then the bonds will be lower yielding reflecting the lower risk the bonds present.

16.
In the interest of readability, please include the descriptions of event-linked bonds, ILWs, and quota shares, on page S-1, in a separate paragraph.  Please also include a description of event-linked swaps.

Response:  The requested changes have been made.  In response to the staff’s comment, the following disclosure has been added:

Event-linked swaps derivative instrument that are typically contingent, or formulaically related to defined trigger events.  Trigger events include hurricanes, earthquakes and weather-related phenomena.

17.
The disclosure states that “[i]f the trigger event(s) occurs prior to a[n event-linked] bond’s maturity, the Fund may lose all or a portion of its principal.”  Please disclose, where appropriate, the mechanics of how all or a portion of a bond’s principal could be lost.

Response:  In response to the staff’s comment, the Fund has revised the disclosure are follows:

If the trigger event(s) occurs prior to a bond's maturity, the Fund may lose all or a portion of its principal and forgo additional interest.  In this regard, event-linked bonds typically have a special condition that states that if the issuer (insurance or reinsurance company) suffers a loss from a particular pre-defined catastrophe, then the issuer's obligation to pay interest and/or repay the principal is either deferred or completely forgiven. For example, if the Fund holds a bond which covers an insurer’s losses due to a hurricane with a “trigger” at $1 billion and a hurricane hits causing $1 billion or more in losses to such insurer, then the Fund will lose all or a portion of its principal invested in the bond and forgo any future interest payments. If the trigger event(s) does not occur, the Fund will recover its principal plus interest.

18.
An ILW is a derivative that creates a senior security, as defined in Section 18(g) of the 1940 Act.  Please explain, where appropriate, how the Fund’s overall segregation policies with respect to its investments in derivatives conform to the requirements of Investment Company Act Release No. 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979) (“Release 10666”), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996).  Please disclose specifically whether the ILWs will be treated as “cash settled” derivatives with respect to the Fund’s asset segregation policies to avoid senior security treatment through Release 10666.  If so, please justify this treatment.

Response:  Supplementally, the Fund notes that its investment in ILWs will be considered an investment in derivative instruments.  As such, in order for the Fund not to create a “senior security” with respect to investments in ILWs, the Fund will either “cover” its obligations under these transactions by either owning or having the right to obtain the security underlying the transaction, or by maintaining a segregated asset account on the books of its custodian containing liquid assets equal in value to the Fund’s potential exposure to the transaction.  ILWs will be cash-settled and thus for cash settled positions the Fund intends to segregate the net settlement amount, marked to market daily.  This treatment is consistent with the asset segregation practices of other cash settled derivative instruments and is consistent with the basic requirement of

Release 10666, that is to segregate assets in an amount equal to the Fund’s payment obligation.

19.	Clarify what the Fund initially invests in when purchasing quota shares, and confirm to us that the maximum loss of the Fund’s investment in quota shares equals the amount initially invested.

Response:  Supplementally, the Fund notes to the staff that with respect to quota shares, the Fund will invest in a special purpose vehicle whose performance is tied to an underlying quota share.  Thus the instrument that the Fund will hold will be a note issued by the SPV and not a quota share agreement.  The SPV is set up by a reinsurance company who has entered into a quota share and transfers a portion of the risk to the SPV, which then issues the notes to investors (here the Fund).  Further, the Fund confirms that by investing in a note issued by the SPV whose performance is tied to the underlying quota share the maximum loss potential to the Fund will equal the amount initially invested. In this regard, the structure is substantially similar to the structure for CAT bonds.

In response to the staff’s comment, the Fund has revised the disclosure to clarify the investment as follows:

The Fund may invest indirectly in quota shares, by holding notes issued by a special purpose vehicle (“SPV”) whose performance is tied an underlying quota share transaction.  Quota shares are a form of proportional reinsurance in which an investor ~~the Fund~~ participates in the premiums and losses of a reinsurer’s portfolio according to a pre-defined percentage.  For example, under a 20% quota-share agreement, the Fund would obtain 20% of all premiums of the subject portfolio while being responsible for 20% of all claims, up to the total amount invested.

20.
Please revise the following statement on page S-2, as indicated by the bolding, to be consistent with subsequent disclosure:  “The Fund will normally invest a significant amount of its assets in securities issued by foreign sovereigns or by U.S. or foreign entities that are corporations, partnerships, trusts or other types of business entities.”

Response:  In response to the staff’s comment, the Fund has revised the disclosure as follows;

The Fund may invest substantially in securities issued by foreign sovereigns or by U.S. or foreign entities that are corporations, partnerships, trusts or other types of business entities.

21.
The disclosure, on page S-2, states that the Adviser will “identify event-linked bonds that meet criteria determined by the Adviser.”  Please identify these “criteria” in the disclosure required by Item 9 of Form N-1A.

Response:  In response to the staff’s comment, the Fund has revised the disclosure as set forth below:

When selecting event-linked bonds and other reinsurance-related securities for investment, the Adviser evaluates the evolving universe of event-linked bonds by performing its own analysis based on quantitative and qualitative research ~~or by requesting other market participants to identify event-linked bonds that meet criteria determined by the Adviser~~.

22.
The disclosure, on page S-2, states that the Adviser “uses quantitative and qualitative analysis to select appropriate event-linked bonds within each trigger event category.”  Please disclose how the adviser selects the other kinds of securities (e.g., ILWs, quota shares) in which the Fund will invest.

Response:  In response to the staff’s comment, the Fund has revised the disclosure as follows:

When selecting event-linked bonds and other reinsurance-related securities for investment, the Adviser evaluates the evolving universe of event-linked bonds by performing its own analysis based on quantitative and qualitative research ~~or by requesting other market participants to identify event-linked bonds that meet criteria determined by the Adviser~~.

23.
The disclosure, on page S-2, states: “The Adviser seeks to diversify the Fund’s portfolio by investing in securities with different types of trigger events.”  However, because, as stated on page S-10, the Fund is “classified as a “non-diversified” fund under the 1940 Act,” please use a different term than “diversify.”

Response:  In response to the staff’s comment, the Fund has deleted this sentence from its disclosure.

24.
Please explain to us the basis for considering reinsurance-related securities liquid, and how this is consistent with Investment Company Act Release No. 14983 (March 12, 1986) (“Release 14983”), as modified by Investment Company Act Release No. 186121 (March 20, 1992).  Are these securities readily marketable or subject to restrictions on resale?  Are they listed on a national securities exchange or automated quotation system?  Does an active trading market for them exist?  If a secondary market exists, is it subject to irregular trading activity, wide bid/ask spreads and/or extended trade settlement periods?  In particular, please address the characterization of event-linked securities by FINRA:

Secondary trading for cat bonds is very limited, so in a pinch an investor may not be able to sell. In addition, the secondary transactions that do occur are privately negotiated, so pricing information is not generally available to the public. (FINRA Investor Alert, “Catastrophe Bonds and Other Event-Linked Securities,” April 24, 2008 (http ://www.finra.org/Investors/ProtectYourself/InvestorAlerts/Bonds/P038367)).

Response:  Consistent with the SEC guidance issued in “Revisions of Guidelines to Form N-1A” (17 CFR Parts 239 and 274, Release No. 33-6927; IC-18612) (“N-1A Guidelines”) the Funds’ Board has adopted policies and procedures for determining the liquidity of its portfolio holdings, including 144A securities and commercial paper issued in reliance on Section 4(2) of the Securities Act of 1933, as amended.  Under the policy, the Board has delegated to the Adviser, subject to review and oversight of the Board, the responsibility to determine the liquidity of a

Fund’s holdings based on, among other things, the criteria set out in the policy.  The policy also requires the Adviser to monitor liquidity determinations on an ongoing basis, to adjust the determinations as necessary, and to report Fund holdings’ liquidity status to the Board’s Valuation Committee on a quarterly basis.  The Fund believes that the policy and procedures it has adopted with respect to liquidity determinations is sufficient and compliant with the authorities in the above-referenced comment and with the N-1A Guidelines.

Furthermore, in response to the FINRA alert, the Fund believes the market for event-linked bonds has matured significantly in the 4 ½ years since FINRA issued this alert.  Event-linked bonds are regularly traded and the market for such bonds justifies a treatment as liquid.  In the current market, trading and settlement practices for event-linked bonds is consistent with a treatment of being liquid for purposes of a mutual fund’s requirement to hold at least 85% of its assets in liquid instruments.

With respect to notes issued by SPVs which hold underlying quota shares, such issuance is done in private offerings in reliance upon Rule 144A.  As noted above, the Fund has adopted procedures for the determination of Rule 144A securities as liquid.  Consistent with these policies the Adviser will evaluate whether any such notes are liquid.

25.
Please disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit on illiquid securities.  Clarify whether the determination of whether a particular security is illiquid will be made under guidelines and standards established by the Fund’s board consistent with applicable guidance.  See Release 14983 and Merrill Lynch Money Markets Inc. (January 14, 1994).

Response:  In response to the staff’s comment, the Fund has added the following disclosure. Supplementally, the Fund directs the staff’s attention to the response set forth in response to comment 24 above for additional information.

The Fund’s Board of Trustees has adopted policies and procedures that delegate to the Adviser the obligation to determine the liquidity of securities held by the Fund.  The Board of Trustees will monitor and periodically review these liquidity determinations made by the Adviser.

26.
The disclosure on page S-2 states: “The Adviser’s qualitative and quantitative analysis may consider various factors, such as...moral hazard...”  Please explain to us how a “trigger event” would be subject to moral hazard.”

Response:  Supplementally, the Fund notes to the staff, that event-linked bonds are generally subject to one or more types of triggers, including so-called “indemnity-triggers”.  Indemnity triggers are often regarded as being subject to potential moral hazard.

Indemnity trigger is a trigger based on the actual losses of the ceding sponsor. For example, the bonds issued will be triggered at $500 million in losses to the sponsor.  Once that trigger is hit (i.e. the sponsor experiences $500 million in losses under the contracts it has written), the bond purchaser will lose all or a portion of its principal invested (plus any additional interest). Thus, bonds with indemnity triggers may be subject to moral hazard, because the trigger depends on the ceding sponsor to properly identify the losses that do and do not apply in calculating the trigger.   “Moral hazard” refers to the potential for the sponsor to influence bond performance, as payouts are based on the individual policy claims against the sponsor and the way the sponsor settles those claims. The moral hazard behavior occurs because the sponsor has an incentive to pay the claims more generously when the loss amount is near the trigger set in the debt forgiveness provision (i.e., to claim $500 million in losses, when perhaps it could be argued that actual losses were $499.9 million).

Principal Investment Risks, S-2

27.	Please add a risk factor on the reinsurance industry. Also consider discussing the risks of this industry by reference to the effects of recent trigger events, such as hurricanes Katrina and Sandy.

Response:  In response to the staff’s comment, the Fund has added the following as a new risk factor:

Reinsurance Risk.  Reinsurance is often called "insurance for insurers." It involves a contract whereby one insurer (the reinsurer) agrees, for a portion of the premium, to indemnify another insurer (the ceding company or primary insurer) for losses paid by the ceding company under insurance policies it has issued to its policyholders.  Reinsurance-related securities involve a number of risks which are described below.  The performance of reinsurance-related securities are tied to the occurrence of various triggering-events, including weather and other natural disasters (hurricanes, earthquakes, etc.).  Major natural disasters in populated areas (such as in the cases of hurricane Katrina in New Orleans in 2004 and super storm Sandy in the New York City metropolitan area in 2012) can result in significant losses and investors in reinsurance-related securities tied to such events, may also experience substantial losses.

Event-Linked Securities Risks, page S-3

28.
The disclosure states: “The sponsor of such an investment might also have the right to extend the maturity of the bonds...the extension can last anywhere from three months to two years or more.”  Please revise this statement to conform to the subsequent and more precise description that the extension typically lasts between 3 and 6 months, but could be two years or more.

Response:  In response to the staff’s comment, the Fund has revised the disclosure as follows:

The sponsor of such an investment might also have the right to extend the maturity of the bonds to verify that the trigger did occur or to process and audit insurance claims. ~~Depending on the instrument, the extension can last anywhere from three months to two years or more.~~  The typical duration of mandatory and optional extensions of maturity for event-linked bonds currently is between three to six months.  In certain circumstances, the extension may exceed two years.

29.	Please clarify what is meant by the statement that the Adviser will “consider risk models created by independent third parties” in selecting the Fund’s investments. Please disclose the other considerations that will determine whether the Adviser invests in a particular security? Please also make the discussion of risk models a separate risk factor.

Response:  Supplementally, the Fund notes that upon issuance event-linked bonds are modeled by an independent third-party risk modeling agency (i.e. AIR Worldwide or Risk Management Solutions, Inc), and the results of the models are publicly released in the bond offering circular. These third-party risk modeling agencies are companies that specialize in modeling natural catastrophe risk. For event-linked bonds, these agencies not only provide risk metrics (like expected loss, loss exceedance probabilities, etc) to the sponsor, structurer, and investor of event-linked bonds, they also provide the risk metrics to ratings agencies like S&P and Moody’s, which use these metrics to develop bond ratings. The Adviser considers these risk modeling agencies and risk metrics in selecting the Fund’s investments to evaluate bond and portfolio-level risks, correlation, and risk/return expectations. The Adviser will also have other considerations in selecting the Fund’s investments, like the absolute yield and the yield relative to expected loss and relative to other bonds; concentration in a particular peril, region, or security; collateral management structure; trigger type and level; ceding sponsor; and other potential considerations.

In response to the staff’s comment, the Fund has added the following disclosure to the new risk factor titled "Risk Modeling Risk":

In addition to the independent risk models, the Adviser will also consider a variety of other factors when selecting event-linked bonds for investment, including yield and the yield relative to expected loss and relative to other bonds; concentration in a particular peril, region, or security; collateral management structure; trigger type and level; and who is the ceding sponsor.

In further response to the staff’s comment, the Fund has added the following additional risk factor:

Risk Modeling Risk. The Adviser in selecting investments for the Fund will consider risk models created by independent third parties.  Risk models designed to assist investors, governments, and businesses understand the potential impact of a wide variety of catastrophic events and allow such parties to analyze the probability of loss in regions with the highest exposure.  Risk models are created using historical, scientific and other related data.  However, because such risk models are based upon historical data and averages, there is no guarantee that such information will accurately predict the future occurrence, location or severity of any particular catastrophic event.  In addition to the independent risk models, the Adviser will also consider a variety of other factors when selecting event-linked bonds for investment, including yield and the yield relative to expected loss and relative to other bonds; concentration in a particular peril, region, or security; collateral management structure; trigger type and level; and who is the ceding sponsor.

Borrowing Risk, page S-3

30.
Please revise the disclosure to make clear that the Fund will comply with Section 18(f)(1) of the 1940 Act.  Section 18(f)(1) generally makes it unlawful for a registered open-end investment company to issue a senior security, except that the investment company may borrow from a bank if the investment company maintains asset coverage of at least 300 percent.  Section 18(g) defines a senior security to include, in part, any obligation or instrument constituting a security and evidencing indebtedness.  To avoid creating senior securities, all derivatives must be adequately covered in terms of the asset segregation policies described in Release 10666, as modified by, e.g., Merrill Lynch Asset Management, L.P. (July 2, 1996), and Robertson Stephens Investment Trust (August 24, 1995).  See also Guide 9 to Form N-lA.

Response:  In response to the staff’s comment, the Fund has revised the disclosure as follows:

Borrowing Risk.  The Fund may obtain leverage through borrowings. The Fund’s borrowings, which would be in the form of loans from banks, may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The 1940 Act requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This would allow the Fund to borrow for such purposes an amount equal to as much as 33 1/3% of the value of its total assets. The Fund will borrow only if the value of the Fund’s assets, including borrowings, is equal to at least 300% of all borrowings, including the proposed borrowing. If at any time the Fund should fail to meet this 300% coverage requirement, within three business days (not including Sundays and holidays), the Fund will seek to reduce its borrowings to the requirement. ~~Under the 1940 Act, the Fund may not incur indebtedness unless immediately after it incurs debt it has "asset coverage" of at least 300% of the aggregate outstanding principal amount of the indebtedness.~~  The Fund may be required to dispose of portfolio investments on unfavorable terms if market fluctuations reduce its asset coverage to less than 300%.  ~~Lenders to the Fund will have preference over the Fund's shareholders as to payments of interest and repayments of principal on amounts that the Fund borrows and preference to the Fund's assets in the event of its liquidation.  Lending agreements may grant the lenders certain voting rights if the Fund defaults in the payment of interest or principal on the loan.~~  Borrowing will cost the Fund interest expense and other fees.  The cost of borrowing may reduce the Fund's return.

Derivative Investments Risk, page S-3

31.	The disclosure states that, if the Fund invests in an event-linked swap and a “trigger event occurs, the Fund may lose the swap’s notional amount.” Please disclose that the Fund will enter into event-linked swaps only to the extent that it sets aside and marks to market daily, unencumbered liquid securities equal to the Fund’s maximum potential obligation under the instruments, i.e., the notional amount.  See Release 10666.

Response:  Supplementally, the Fund notes that it intends to invest in cash-settled event-linked swaps.  As such the Fund, consistent with Release 10666 will segregate assets in an amount equal to the Fund’s net payment obligation, marked to market daily. The Fund believes the current disclosure adequately discloses the Fund’s obligations with respect to asset segregation for derivative instruments, including event-linked swaps.

Below Investment Grade Bonds Risk, page S-3

32.
Please disclose the highest bond rating that is characterized as below investment grade.  Please also disclose the percentage of the Fund’s portfolio that will be invested in below-investment grade bonds and disclose the lowest rated bonds in which the Fund will invest.

Response:  In response to the staff’s comments, the Fund has revised the disclosure as follows:

Below Investment Grade Bonds Risk.  Because the Fund invests in securities rated below investment-grade (i.e., bonds rated lower than Baa by Moody’s Investors Service, Inc. and lower than BBB by Standard & Poor’s Rating Group), the Fund's credit risks are greater than those of funds that buy only investment-grade bonds. Lower grade debt securities may be subject to greater price fluctuations than investment-grade securities, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments.  The Fund may invest in securities of any credit quality, including those in the lowest rating categories.

Supplementally, the Stone Ridge Reinsurance Risk Premium Fund notes that it has no stated percentage in which it will invest in high yield securities, however the Adviser anticipates that a significant portion of the Fund’s assets may be invested in below investment grade securities at anytime.  In contrast to the Stone Ridge High Yield Reinsurance Risk Premium Fund has a stated policy to invest (under normal market conditions) at least 80% of its assets in high yield securities.

In further response to the staff’s comment, the Stone Ridge Reinsurance Risk Premium Fund has added the following disclosure in the summary section under the heading “Principal Investment Strategies”

The Fund may invest substantially in below investment grade securities (i.e., those rated lower than Baa by Moody’s Investors Service, Inc. and lower than BBB by Standard & Poor’s Rating Group).

Foreign Investing Risk, S-4

33.
The Fund’s intention to invest in emerging market securities is mentioned for the first time in this paragraph.  If this is a principal investment strategy, please describe such investments in that section of the prospectus.

Response:  In response to the staff’s comment, the Fund has removed references to investments in emerging market securities. The Fund has no current intention to invest in emerging market securities and accordingly has deleted such references from the prospectus.

Stone Ridge High Yield Reinsurance Risk Premium Fund

Principal Investment Strategies, page S-6

34.
Given that the Fund’s name indicates that it will be investing predominantly in high-yield instruments, we find confusing the statement that the Adviser “will manage the Fund to accumulate a broad range of event-linked risk exposures...by systematically selecting from a wide universe of eligible instruments.”  Please revise or delete the references to “broad” and “wide universe” because the use of these terms appears to be inconsistent with the Fund’s investment strategy.

Response:  In response to the staff’s comment, the disclosure in this paragraph has been deleted.

35.
Add the parenthetical “(commonly referred to as junk)” to the statement that the Fund “will invest at least 80% of its net assets in high yield, high risk fixed income securities.”  Please also clarify that the term “high yield” is based on a security’s credit rating.  In addition, expand upon the event-linked bond rating system.  For example, does an industry-wide standard rating system exist and, if so, identify the entities that rate the bonds.  What is the average expected loss probability for each event-linked bond rating category.  What is the historical accuracy of the ratings as predictors of the occurrence of trigger events?

Response:  In response to the staff’s comments, the Fund has revised the disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets in reinsurance-related securities and will invest at least 80% of its net assets in high yield, high risk fixed income securities (commonly referred to as “junk”).  High yield securities typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics.

Supplementally, in response to the staff’s comments regarding the bond rating system, the Fund notes that event-linked bonds, like most bonds, are rated by a rating agency. The key ratings agencies are S&P and Moody’s, while AM Best has also rated some bonds. While there is no de facto industry-wide standard rating system, most of the bonds are rated by S&P. As of end of October 2012, based on information from offering circulars and from third party risk modeling agencies, approximately 84% of event-linked bonds outstanding were rated by S&P, approximately 3% were rated by Moody and approximately 14% of bonds outstanding are unrated.

The table set forth below and provided to the staff for information purposes only, provides some information related to the weighted average expected loss for the bonds outstanding by S&P or Moody’s-equivalent rating.

Since the inception of the event-linked bond market, the Adviser is aware that approximately 13 bonds have defaulted. Below are the ratings (where available) of those bonds at issuance:

36.
The disclosure, on page S-6, states: “Under normal circumstances, the Fund will invest at least 80% of its net assets in reinsurance-related securities and will invest at least 80% of its net assets in high yield, high risk fixed income securities.”  Does this statement mean that the Fund will invest 80% of its net assets in high yield reinsurance-related securities or does it mean that the Fund will have two separate overlapping 80% baskets?  Please clarify the disclosure.

Response:  In response to the staff’s comment, the Fund has revised the disclosure as follows to clarify that the Fund will have two separate 80% policies, one policy to invest at least 80% of its net assets in reinsurance-related securities and a second policy to invest at least 80% of its net assets in high yield securities.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in reinsurance-related securities.  In addition, the Fund will also ~~and will~~ invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in high yield, high risk fixed income securities.

37.	Since the Fund predominantly will invest in high yield securities, please delete the statements that the Fund will invest in securities “across the yield spectrum” and “above the median yield.”

Response:  In response to the staff’s comment, the Fund has revised the disclosure as follows and notes that the Fund retains the flexibility to invest in securities of any credit quality with respect to up to 20% of its net assets.

Consistent with its investment objective and its 80% policies, ~~T~~the Fund may ~~expects to~~ invest ~~broadly~~ in reinsurance-related securities across the yield spectrum, but will generally focus its investments in higher yielding, higher risk securities (i.e., those above the median yield).

More Information on Investment Strategies, page 1

38.
Please inform us whether the Fund will invest in SPVs that rely on either of the exceptions from the definition of an investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.  If so, explain to us whether these SPVs are hedge funds.

Response:  Supplementally, the Fund notes that the SPVs in which it invests will be trusts or similar structures set up in jurisdictions outside of the U.S.  The SPV will issue bonds to investors.  Typically, such SPVs are not “hedge funds.”  In certain instances, an SPV may rely on exceptions from the definition of an investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, but would not be considered a hedge fund.

39.
Explain to us whether the Fund’s purchase of an event-linked bond from an SPV issuer would cause such issuer to be in violation of Section 7(d) of the 1940 Act?  That section prohibits an investment company organized under the laws of a non-U.S. jurisdiction, such as an SPV, and not registered under the 1940 Act, from using U.S. jurisdictional means to make a U.S. public offering.

Response:  The event-linked bond market is a robust market in which there is wide and disparate participation from a variety of market participants, including many existing U.S. registered open and closed-end investment companies.  The Fund does not believe that given this broad market it would result in such issuers violation of Section 7(d).  Even, so such issuance would not be the Fund’s violation of such provision, but rather a violation by the SPV itself.  The Fund as a passive investor in the SPV has not counseled such issuer on such matters.

40.	Please define the term “collateral” as it is used in the description of catastrophe bonds. Is it different from the principal amount that is invested by the Fund?

Response:  Supplementally, the Fund notes event-linked bonds are issued by SPVs set up by the ceding sponsor. The SPV is a passive and independent intermediary structure standing between the bond holders and the sponsor.  Immediately after issuing the bonds to investors, the SPV enters into a “cover agreement” with the sponsor, through which the SPV provides the sponsor with a protection against natural catastrophe events.  The SPV puts the proceeds received from the bond issuance (the “principal”) into a trust account. The SPV uses this principal amount as collateral in order to secure its obligation under the cover agreement. For example, if the Fund purchases $10 million face of a bond, that $10 million is held as collateral in the collateral trust account, to be returned to the Fund if no trigger event occurs or to be paid out to the bond sponsor (partially or in whole) if there is a triggering event.

In response to the staff’s comment, the Fund as revised the disclosure as follows:

If a "sponsor," such as an insurance company or reinsurance company (a company that insures insurance companies), wants to transfer some or all of the risk it assumes in insuring a catastrophe, it can set up a separate legal structure—commonly known as a special purpose vehicle (SPV). Municipal, state and foreign governments and private companies also have sponsored catastrophe bonds as a hedge against natural disasters.  The SPV is a passive and independent intermediary structure standing between the bond holders and the sponsor.  Immediately after issuing the bonds to investors, the SPV enters into a “cover agreement” with the sponsor, through which the SPV provides the sponsor with a protection against natural catastrophe events.  The SPV puts the proceeds received from the bond issuance (the “principal”) into a trust account. The SPV uses this principal amount as “collateral” in order to secure its obligation under the cover agreement. The principal amount from the bond issuance and held as collateral is generally invested into high-quality instruments (such as U.S. Treasury securities). ~~The SPV issues catastrophe bonds and typically invests the proceeds from the bond issuance in low-risk securities (the collateral).~~ The earnings on these ~~low-risk securities~~ high quality instruments, as well as insurance premiums paid to the sponsor, are used to make periodic, variable rate interest payments to investors (e.g., a Fund). The interest rate typically is based on an available, floating, short-term rate such as LIBOR or Treasury (“T-Bill”), plus a margin, or "spread," above that.

41.	Please use separate headings for the discussions of ILWs and quota shares to make the disclosure easier to read.

Response:  In response to the staff’s comment the requested changes have been made.

42.
The disclosure distinguishes between event-linked bonds and ILWs by saying that “ILWs are tied to trigger events related to losses suffered by an industry generally (i.e., insurance), rather than a specific trigger event(s) tied to a specific geographic area.”  The description of the trigger events for event-linked bonds, however, states that they can also be tied to an industry.  Please clarify the distinction.

Response:  Supplementally, the Fund notes that in certain limited instances event-linked bonds may be tied to company or industry losses, but not the losses of the insurance company or industry which has written the contracts for which coverage is sought in the wake of the disaster.  However, ILWs are a form of reinsurance through which one party will purchase protection based on the total loss arising from a catastrophic event to the entire insurance industry rather than their own losses. For example, the buyer of a "$100mm limit US Wind ILW attaching at $20bn" will pay an upfront premium to a protection writer (generally a reinsurer) and in return will receive $100mm if total losses to the insurance industry from a single US hurricane exceed $20bn. The industry loss ($20bn in this case) is often referred to as the "trigger" and is reported by an independent third party after an event has occurred. The amount of protection offered by the contract ($100mm in this case) is referred to as the "limit." ILWs could also be constructed based on an index not linked to insurance industry losses, such as windspeed or earthquake magnitude and location.

In response to the staff’s comment, the Fund has revised the disclosure as set forth below:

~~For example,~~ ILWs are a form of reinsurance through which one party will purchase protection based on the total loss arising from a catastrophic event to the entire insurance industry rather than their own losses. ~~tied to trigger events related to losses suffered by an industry generally (i.e. insurance), rather than a specific trigger event(s) tied to a specific geographic area.~~  For example, the buyer of a "$100mm limit US Wind ILW attaching at $20bn" will pay an upfront premium to a protection writer (i.e. the reinsurer) and in return will receive $100mm if total losses to the insurance industry from a single US hurricane exceed $20bn. The industry loss ($20bn in this case) is often referred to as the "trigger" and is reported by an independent third party after an event has occurred. The amount of protection offered by the contract ($100mm in this case) is referred to as the "limit." ILWs could also be constructed based on an index not linked to insurance industry losses, such as windspeed or earthquake magnitude and location.

Below Investment Grade Securities, page 2

43.	Clarify that the level of this risk is higher for the High Yield Reinsurance Risk Premium Fund than for the Reinsurance Risk Premium Fund.

Response: In response to the staff’s comment the Fund has added the following disclosure as set forth below:

The Stone Ridge High Yield Reinsurance Risk Premium Fund will invest under normal market conditions at least 80% of its net assets in below investment grade securities.  The Stone Ridge Reinsurance Risk Premium Fund may invest substantially in below investment grade securities. As a result the risks associated with an investment in the Stone Ridge High Yield Reinsurance Risk Premium Fund

will be greater than those that may be associated with the Stone Ridge Reinsurance Risk Premium Fund.

Liquidity and Restricted Securities, page 2

44.
The disclosure states: “Even if determined to be liquid, holdings of these securities may increase the level of Fund illiquidity if eligible buyers become uninterested in purchasing them.”  Please disclose that if more than 15% of the Fund’s portfolio becomes illiquid, it must take steps to adjust the portfolio to bring it back into compliance with the 15% limit. See Release 14983.

Response: In response to the staff’s comment, the Fund has revised the disclosure as set forth below:

If at any time the Fund holds more than 15% of its assets in illiquid securities, it will dispose of such positions in an orderly fashion in order to comply with the 15% limit on illiquid securities.

Reverse Repurchase Agreements and Borrowing, page 2

45.
The disclosure states: “Each Fund also may borrow money from banks or other lenders for temporary purposes.”  Please clarify that the 300% asset coverage requirement of Section 18(f)(1), which is described subsequently, is not applicable to borrowings for temporary purposes from a bank or other person, with a 5% limit.  See Section 18(g), as clarified subsequently in Release 10666.  If the Fund does intend to borrow for leveraging, please disclose the continuing nature of the coverage required by Section 18(f)(1).

Response: Supplementally, the Fund notes that it may borrow from a bank for leveraging purposes and thus would be subject to the 300% asset coverage requirements in Section 18(f)(1), but also reserves the flexibility to borrow for temporary purposes, which is excluded from the asset coverage requirements of this Section.  In response to the staff’s comment, the Fund has revised the disclosure as follows:

Reverse Repurchase Agreements and Borrowing. The Funds may enter into reverse repurchase agreements pursuant to which a Fund transfers securities to a counterparty in return for cash, and the Fund agrees to repurchase the securities at a later date and for a higher price. Reverse repurchase agreements are treated as borrowings by a Fund, are a form of leverage and may make the value of an investment in a Fund more volatile and increase the risks of investing in a Fund. Each Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets.  Such temporary borrowings are not subject to the asset coverage requirements discussed below in connection with a Fund’s borrowings for investment purposes. Entering into reverse repurchase agreements and other borrowing transactions may cause a Fund to liquidate positions when it may not be advantageous to do so in order to satisfy its obligations or meet segregation requirements.  Borrowing money involves transaction and interest costs.  A

Fund may pay a commitment fee or other fees to maintain a line of credit, and will pay interest on amounts it borrows.

Each Fund may borrow for investment purposes from a bank in compliance with Section 18(f)(1) of the 1940 Act.  Each Fund may borrow up to 33 1/3% of its total assets. The Fund will borrow only if the value of the Fund’s assets, including borrowings, is equal to at least 300% of all borrowings, including the proposed borrowing. If at any time the Fund should fail to meet this 300% coverage requirement, within three business days (not including Sundays and holidays), the Fund will seek to reduce its borrowings to the requirement. To do so, or to meet maturing bank loans, the Fund may be required to dispose of portfolio securities when such disposition might not otherwise be desirable. Interest on money borrowed is an expense of the Fund. The Fund also may lend the securities in its portfolio to brokers, dealers and other financial institutions.

46.
Please explain that the Fund may only enter into reverse repos and issue other securities that would otherwise be senior securities to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments, as required by Release 10666.

Response: In response to the staff’s comment, the Fund has added the following new disclosure:

To the extent required by SEC guidelines, if a transaction (such as a reverse repurchase agreement) exposes the Fund to an obligation to another party it will either: (1) enter an offsetting (“covered”) position for the same type of financial asset; or (2) segregate cash or liquid securities on the books of the custodian with a value sufficient at all times to cover its potential obligations not covered. Assets used as cover or segregated cannot be sold while the position(s) requiring cover is open unless replaced with other appropriate assets.

Short Term Trading, page 3

47.	Please clarify how short-term trading is consistent with the expected turnover of less than 25%, described in the prospectus.

Response: Supplementally the Fund notes that it does not currently anticipate engaging in short-term trading and therefore the estimated portfolio turnover rate of less than 25% is as of this time still accurate.  The Fund reserves the flexibility to engage from to-to-time in short term trading to the extent the Adviser believes it is in the best interest of the Fund.  Any such short term trading activity will be reflected in subsequent updates to the Fund’s registration statement under “Portfolio Turnover.”

Securities Lending, page 3

48.           Please disclose the following additional conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See State Street Bank and Trust Co. (pub. avail. September 29, 1972) and State Street Bank and Trust Co. (pub. avail. January 29, 1972).

49.	Response: In response to the staff’s comment, the Fund has added the following additional disclosure:

The Fund will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of the Fund’s total assets (including such loans). Loan arrangements made by the Fund will comply with all other applicable regulatory requirements for securities lending, including with respect to changes in market values, termination, interest paid on loaned securities and ability to call back loaned securities for voting.

50.
Please also disclose, where appropriate, that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1).  (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.)  See Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. November 25, 1997).

Response: In response to the staff’s comment, the Fund has added the following disclosure:

The Fund will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of the Fund’s total assets (including such loans). Loan arrangements made by the Fund will comply with all other applicable regulatory requirements for securities lending, including with respect to changes in market values, termination, interest paid on loaned securities and ability to call back loaned securities for voting.

51.
Please explain to us the duties and responsibilities of the Board in the lending of the Fund’s securities.  For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments?  Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response: Supplementally, the Fund notes that the Board would approve any securities lending arrangement in advance of the Fund engaging in such transactions.  Furthermore, the Board would review on a periodic basis the transactions, the securities lending agents used and other applicable information.  The Fund does not intend to loan securities that will be sold short.  Furthermore, the Fund confirms that if the Fund does engage in securities lending it would receive all the income on the invested collateral.

Sector Concentration Risk, page 8

52.
The disclosure states that the “Fund may concentrate (that is, invest 25% or more of its total assets) in the financial services sector and will be subject to the risks of such concentration.”  Please clearly state whether the Fund will concentrate its investments in the financial services sector.  Freedom of action to concentrate pursuant to management’s investment discretion, without shareholder approval, has been considered by the staff to be prohibited by Section 8(b)(1) and 13(a)(3) of the 1940 Act, unless the statement of investment policy clearly indicates when and under what specific conditions any changes between concentration and non-concentration would be made.

Response: Supplementally, the Fund notes that concentration in a large economic sector (such as the financial services sector) does not implicate Section 8(b)(1) or 13(a)(3) of the Investment Company Act of 1940, as amended.  As disclosed in the statement of additional information, the Fund will not invest more than 25% of its total assets in issuers in any single industry or group of industries.  Because of the broad and eclectic nature of the businesses within the financial services sector, the Fund does not consider “financial services” to be an industry for the purposes of Section 8(b)(1).  However, in the interest of full and complete disclosure, the Fund’s believes it is important to identify the potential risks associated with investments in a broad economic sector. In response to the staff’s comment, the Fund has revised the disclosure as follows, to clarify and distinguish that it is not “concentrating” for purposes of Section 8(b)(1).

Sector Focus ~~Concentration~~ Risk.  Issuers of event-linked bonds and other reinsurance-related securities are generally classified as belonging to the financial services sector, however, the Fund has no current intention to invest in banks or other issuers that may be commonly considered in the financial services sector.  The Fund may focus its investments ~~concentrate (that is, invest 25% or more of its total assets)~~ in the financial services sector and will be subject to the risks of such focused investing ~~concentration~~.

Investment Adviser, page 9

53.	In the statement that “[a]s of [ ], 2012, SRAM’s assets under management were in excess of $[],” please delete the phrase, “in excess of.”

Response: In response to the staff’s comment, the Fund has revised the disclosure as follows:

As of [     ], 2012, the Adviser ~~SRAM’s~~ had no assets under management ~~in excess of $[   ]~~.

Initial Asset Cap, page 10

54.           The disclosure state[s] that “[o]nce the Caps are met, each Fund will close to new investors.” Please clarify the extent to which existing investors may continue to invest. For example, will they be able to purchase additional shares through the Fund’s share repurchase program?

Response: In response to the staff’s comment, the Fund has added the following disclosure:

The close is expected to be a “hard close” and only the reinvestment of dividends will be permitted until further notice.

55.
The disclosure states that “a significant portion of the Funds will be made available for investment on a priority basis to a group of investors (the “Consortium”) who have entered into an arrangement with the Adviser.”  Please disclose the nature and terms of this arrangement in greater detail.  Who are these investors?  Will the sale be made in a public offering?

Response: Supplementally, the Fund notes that all sales including those to the Consortium will be made in a public offering after the Fund’s registration statement has been declared effective by the staff.  Once the public offering commences, the Fund will (at its discretion) accept orders from the Consortium first and once Consortium orders have been fulfilled, will accept orders from other investors until the Initial Asset Caps have been reached.  The Consortium is expected to consist of a selected group of registered investment advisers who have discretionary authority to invest on their clients behalf.  The Adviser has identified these Consortium members based on long-standing relationships with such entities.

How Fund Share Prices Are Calculated, page 10

56.
The disclosure states that the Fund may not calculate its NAV on a daily basis.  Please explain to us how this statement is consistent with the requirement of Rule 22c-1(b)(1) under the 1940 Act that investment companies calculate an accurate daily NAV.  Explain to us how the Fund will value each of the following reinsurance-related securities: (1) event-linked bonds; (2) ILWs; (3) quota shares; and (4) event-linked swaps.  Please add risk disclosure that, if the net asset value of the Fund is not accurate, purchasing or redeeming shareholders may pay or receive too little or too much for their shares and the interests of remaining shareholders may be overvalued or diluted.

Response: In response to the staff’s comment, the Fund has revised the disclosure to confirm that it will strike a net asset value on a daily basis.  Accordingly the disclosure has been revised as set forth below:

Each Fund’s shares are valued as of a particular time (the “Valuation Time”) on each day that ~~a purchase or redemption order is received in good order and~~ the NYSE is open for trading. The Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time).  ~~The Fund may not calculate its NAV on a daily basis.~~

In addition, the Fund notes that its securities will be valued in accordance with the Valuation Policies and Procedures adopted by the Board.  Generally, pursuant to those policies, event-linked bonds and ILWs will be valued using the mean between the closing bid and asked prices provided by a Pricing Service or independent broker.  If the closing bid and asked prices are not readily available, the Pricing Service or independent broker may provide a price determined by a matrix pricing method.  With respect to quota share notes, it is anticipated that such instruments will be priced by a Pricing Service or an independent broker.  Swaps will be valued by a Pricing Service if available, or by the counterparty to the derivative transaction that the Adviser believes to be reliable to provide the market value of such derivative.

In response to the staff’s comment, the Fund has added the following disclosure:

Valuation risk. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund’s valuation of the investment, particularly for securities or other instruments that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued the security or had used a different valuation methodology.

Dividend Reinvestment Program, page 16

57.	Once the Fund hits the “cap” on new investments, which was previously described, will dividends and capital gains distributions continue to be automatically reinvested?

Response: Supplementally, the Fund confirms to the staff that dividends and capital gains distributions will be automatically reinvested, without sales charges after the Fund closes to new investment once the caps have been reached.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information About Event-Linked Bonds, page 1

58.
The disclosure states that, with respect to event-linked bonds, “[i]nterest typically accrues and is paid on a quarterly basis.”  Previous disclosure in the summary prospectus suggests that interest was accrued on an original discount basis.  Please clarify the nature of the interest payments on event-linked bonds in the summary prospectus.

Response: In response to the staff’s comment and to clarify that interest is paid on a quarterly basis with respect to the event-linked bonds in which the Fund invests, the following disclosure has been added to the Summary Prospectus:

If the specified trigger event does not occur prior to maturity, the investor will recover principal plus interest.  Interest typically accrues and is paid on a quarterly basis.  Although principal typically is repaid only on the maturity date, it may be repaid in installments, depending on the terms of the bond.  If the specified trigger event occurs, however, the SPV uses some (or all) of the principal to meet its obligation to the sponsoring company.  In that case, the

SPV’s obligation under the bonds to pay interest or repay principal is reduced or eliminated.

59.	Please disclose the extent to which the Fund intends to invest in “mortality” bonds.

Response: Supplementally, the Fund notes that it retains the flexibility to invest in mortality bonds, but has no current intention to invest in mortality bonds in any amount.  To the extent the Fund in the future invests in mortality bonds as a principal investment strategy, it will supplement its prospectus to reflect this.

Regulatory Aspects of Certain Derivative Instruments, page 14

60.
On February 9, 2012, the CFTC adopted rules that curtail the ability of advisers of registered investment companies to claim an exemption pursuant to Rule 4.5. Please disclose that the Adviser will be required to register as a commodity pool operator (“CPO”) under amended Rule 4.5, unless it can satisfy an exemption or no-action relief is received.  See CFTC No-Action Letter No. 12-03 (July 10, 2012). Please also disclose any costs to the Fund that will result from the Adviser having to register as a CPO.

Response:  Supplementally, the Fund notes that the Adviser does not anticipate that it will be required to registered as a CPO.  In the event the Adviser is required to register as a CPO, at this time it is not expected to result in additional costs to the Fund as a result.

Investment Restrictions, page 22

61.
The Fund’s concentration policy states that the Fund “may not invest more than 25% of its total assets in issuers in any single industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities).”  Please revise this policy to reflect the concentration limit applicable to open-end funds.  See Instruction 4 to Item 9(b)(1) of Form N-1A.

Response: In response to the staff’s comment the Fund has revised the disclosure as set forth below:

[The Fund] may not invest more than 25% of its net ~~total~~ assets ~~in issuers~~ in a particular ~~any single~~ industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities).

62.
The Fund’s concentration policy also states that “[f]or purposes of construing restriction (7), a large economic or market sector shall not be construed as a single industry or group of industries.  As discussed in the Fund’s prospectus and this SAI, the Fund may invest more than 25% of its total assets in a single market sector, specifically, the financial services sector.”  As commented previously, this policy appears to be an impermissible reservation of freedom to concentrate.  Please revise or explain to us why it is permissible.

Response: Please refer to the Fund’s response to Comment 52 above.

63.	Please explain the meaning and purpose of the following statement: “In determining whether a transaction is permitted under the 1940 Act, restriction (1) above will not be construed to prohibit any transaction that is permitted under the 1940 Act, as interpreted or modified, or as otherwise permitted by regulatory authority having jurisdiction from time to time.”

Response: Supplementally, the Fund notes that the statement is intended to convey the point that the investment policy permits the Fund to issue senior securities to the extent permitted by the 1940 Act and any related SEC guidelines and to the extent such rules, regulations or guideline change, the Fund will comply with such requirements.

GENERAL COMMENTS

64.
We note that substantial portions of the registration statement are incomplete.  We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; and on exhibits added in a pre-effective amendment.

Response: The Funds acknowledge this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

65.	Comments with respect to the summary and statutory prospectuses of one Fund are applicable to similar disclosure in the prospectus of the other Fund.

Response:  The Funds acknowledge this comment and will make corresponding changes where applicable for each Fund.

66.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  Neither Fund has submitted an exemptive application or no-action request in connection with its Registration Statement and neither has a current intention to do so.

67.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Funds acknowledge this comment and have taken steps to ensure the accuracy and adequacy of the disclosures that have been made.

68.	Notwithstanding our comments, please furnish a letter acknowledging that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  In connection with the Funds’ and the underwriter’s request for acceleration of effectiveness of the Registration Statement that will be included in a subsequent Pre-Effective Amendment, the Funds will acknowledge in such request that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Funds of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Funds will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

69.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

Response:  The Funds are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Funds’ comments on this and other filings made with respect to the Registration Statement.

*           *           *           *           *

Thank you for your attention to these matters.  If you have any questions regarding these comments, please feel free to call either Michael S. Caccese, at (617) 261-3133, or me at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano Clair E. Pagnano